SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

26 March 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 26 March 2021 re: Board Risk Committee changes

 26 March 2021

LLOYDS BANKING GROUP PLC - COMMITTEE CHANGES

In accordance with Listing Rule 9.6.11, Lloyds Banking Group plc announces that following a recent review by the Board of the composition of its committees it has approved changes to the membership of the Board Risk Committee ('Committee'), which will take effect on 29 March 2021.  The purpose of the change is to streamline the Committee membership so it reflects that of other Board committees where a number of non-executive directors, but not all, are members.

Accordingly, Robin Budenberg, Lord Lupton, Amanda Mackenzie, Stuart Sinclair and Sara Weller will step down as members of the Committee.

With effect from 29 March 2021, the Committee will comprise Catherine Woods (Chair), Alan Dickinson, Sarah Legg and Nick Prettejohn.

END -

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Email: douglas.radcliffe@lloydsbanking.com Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 26 March 2021